Exhibit 4.2

AMENDMENT OF THE
CATERPILLAR INC. TAX DEFERRED SAVINGS PLAN

WHEREAS, Caterpillar Inc. (the “Company”) sponsors the Caterpillar Inc. Tax Deferred Savings Plan (the “Plan”); and

WHEREAS, pursuant to a Letter of Agreement, the Company may amend the Plan to make changes to the administrative rules governing Plan operation if the same changes are made to the Caterpillar 401(k) Plan (the “401(k) Plan”) and if notice is given to the union; and

WHEREAS, similar changes to those set forth below have been made to the 401(k) Plan and notice has been given to the union.

NOW, THEREFORE, the Plan be and it hereby is amended, effective as of the dates contained herein.

A.  Automatic Rollovers

Effective March 28, 2005, the second sentence in paragraph 7.02(c) of the Plan is amended by deleting the period at the end and substituting the following in lieu thereof:

“; provided that, effective March 28, 2005, if the Participant’s Account balance (including his rollover contributions) exceeds $1,000 and if the Participant does not elect to have such distribution paid directly to an eligible retirement plan specified by the Participant in a direct rollover or to receive the distribution directly in accordance with this Section 7, the Plan Administrator shall pay the distribution in a direct rollover to an individual retirement plan designated by the Plan Administrator.”

B.  Hardship Withdrawals
Effective August 19, 2005, subsection 7.04 of the Plan is amended by deleting the word “or” at the end of third bullet thereof, by deleting the period at the end of fourth bullet thereof and replacing it with a semi-colon, and by adding the following new bullets immediately thereafter to read as follows:

•  the Participant’s need to pay for burial or funeral expenses for the Participant’s deceased parent, spouse, children or dependents; or

•  the Participant’s need to pay for expenses for the repair of damage to the Participant’s principal residence that would qualify for the casualty deduction under Code Section 165 (determined without regard to whether the loss exceeds 10% of adjusted gross income).

C.  Mandatory Distribution of “Gap Period” Income (or Loss) For ADP Testing Failures

Effective for Plan Years beginning on or after January 1, 2005, subsection 17.04 of the Plan is amended by the addition of the following sentence at the end thereof:

“In the event that any excess contribution is distributed to any highly compensated employee pursuant to this subsection 17.04, the income or loss allocable to such excess contribution for the ‘gap period’ between the end of the calendar year and the date of the distribution shall also be distributed.”

D.  Elimination of Mandatory Disaggregation of the ESOP and non-ESOP Portions for Purposes of ADP Testing

Effective for Plan Years beginning on or after January 1, 2005, subsection 17.05 of the Plan is deleted in its entirety and the following is substituted in lieu thereof:

“17.05 Separate Tests

Notwithstanding any provision of the Plan to the contrary, for Plan Years beginning prior to January 1, 2005, the tests described in subsection 17.03 shall be conducted separately for the employee stock ownership and non-employee stock ownership portions of the Plan (described in subsection 18.02).

For Plan Years beginning on or after January 1, 2005, for purposes of the tests described in subsection 17.03, the mandatory disaggregation rules under Treasury Regulations issued under Code Section 410(b) shall not apply.”

IN WITNESS WHEREOF, the Vice President - Human Resources Division has caused this amendment to be executed on this 13 day of December, 2005.

/s/ S. C. Banwart
S. C. Banwart, Vice President  Human Resources Division